Pioneer Exploration Inc.

2700 Newport Boulevard, Suite 190

Newport Beach, California

92663

VIA EDGAR

June 13, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC

20549-4631

Attention: Ronald E. Alper

Re:	Pioneer Exploration Inc. (the “Company”)
Form 8-K/A
Filed: May 18, 2012

File No. 000-53784

Dear Mr. Alper:

Further to your comment letter dated June 6, 2012, the following are the responses to those comments. For convenience, the number of each response refers to the number of the comment in your letter.

Item 4.01 Changes in Registrant’s Certifying Accountant, Page F-9

1. We have replaced ‘dismissed’ with ‘resigned’ in Item 14, Changes in and Disagreements with Accountants to provide a consistent explanation of how the engagement of Parmelee ended. We also disclosed in Item 14, under subsection ‘ii’ that Parmelee is not PCAOB-registered.

Item 4.02 Non Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, page F-9

2. This section has been expanded to describe the accounting error(s) that caused us to conclude the financial statements could no longer be relied upon. Disclosure as required by Item 4.02 (a) (3) has been provided.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired

Notes to the Financial Statements

6. Restatement of Form 8K, page F-8

3. We have revise and expanded ‘Note 6” found on page F-9 and F-10 to provide an explanation of the nature of the error for each material line adjustment to the financial statements as required by FASB ASC 250-50-7.

Exhibit 16

4. We have provided an updated letter from Parmelee Poirier and Associates (LLP) related to the revised disclosures.

I trust the above to be satisfactory. If you have any questions or require anything further please give me a call.

Our EDGAR filers are unable to provide a red-lined copy of the restatement of Form 8K.

Sincerely,

Pioneer Exploration Inc.

Per: /s/ Angelo Scola

Angelo Scola

Chief Executive Officer

United states

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

Amendment #5

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest reported): November 1, 2011

Pioneer Exploration Inc.
(Exact name of registrant as specified in its chapter)

Nevada (State or other jurisdiction of incorporation)	000-53784 (Commission File Number)	98-0491551 (I.R.S. Employer Identification No.)
2700 Newport Boulevard, Suite 190 Newport Beach, California (Address of principal executive offices)		92663 (Zip Code)

Registrant’s telephone number, including area code (877) 700-0422

750 West Pender Street, Suite 202, Vancouver, British Columbia, Canada
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Information to be included in report

Item 1.01. Entry into a Material Definitive Agreement.

On October 28, 2011, Pioneer Exploration Inc. (“Pioneer”) signed a Share Purchase Agreement with Angelo Scola (“Scola”) for the purchase and sale of all of the issued and outstanding shares in the capital of IBA Green, Inc. (the “Shares”), which include the business assets IBA Green, Inc., including all cash, property, contracts, equipment, goodwill, intellectual property, including all patents registered in the name of IBA or the name of any affiliate, and other assets used in or related to the business of IBA (collectively, the “Assets”)., for a purchase price of $3.85 million payable by the issuance of 38.5 million restricted shares in the capital of Pioneer to Scola.

Pursuant to the terms of the Share Purchase Agreement, Pioneer acquired an indirect interest in certain assets used in the business of IBA Green, Inc., including, among others, a 100% indirect interest in United States Patent No. 7,581,903 B1, entitled “METHOD OF MANUFACTURE AND INSTALLATION FLOWABLE THERMAL BACKFILLS, which is listed in Schedule 3.s attached to the Share Purchase Agreement.

See Exhibit 10.13 – Share Purchase Agreement for more details.

Item 2.01. Completion of Acquisition or Disposition of Assets.

On October 28, 2011 Pioneer acquired a 100% interest in IBA Green, Inc. See Item 1.01 above.

Information in response to this Item 2.01 (f) is keyed to the Item numbers of Form 10 as would be required if Pioneer was filing a general form for registration of securities on Form 10.

Part I

Item 1. Business.

(a)	Business Development.

Pioneer Exploration Inc. (“Pioneer”) is a Nevada corporation that was incorporated on June 9, 2005.

On October 28, 2011, pursuant to the terms and conditions of a Share Purchase Agreement, Pioneer acquired 100% ownership of IBA Green, Inc., which was formed under the laws of Delaware on July 21, 2011 (“IBA Green”). Also, Pioneer indirectly owns through IBA Green a 100% interest in United States Patent No. 7,581,903 B1, entitled “METHOD OF MANUFACTURE AND INSTALLATION FLOWABLE THERMAL BACKFILLS. See Exhibit 10.13 – Share Purchase Agreement for more details.

Since the date of inception, IBA Green has been developing technology that will be used in the treatment and conversion of incinerated bottom ash.

Currently, neither Pioneer nor IBA Green has any manufacturing facilities, operations, suppliers, products, or customers, nor any current means of generating revenues.

Pioneer maintains its statutory resident agent’s office at 1859 Whitney Mesa Drive, Henderson, Nevada, 89014 and its business office is located at 2700 Newport Boulevard, Suite 190, Newport Beach, California, 92663. Pioneer’s office telephone number is (877) 700-0422.

Neither Pioneer nor IBA Green has been involved in any bankruptcy, receivership or similar proceedings. There have been no material reclassifications, mergers, consolidations or purchases or sales of a significant amount of assets not in the ordinary course of Pioneer’s business, with the exception of the acquisition of IBA Green.

See “Business of Pioneer” and “Management’s Discussion and Analysis or Plan of Operations” below for more information on the business of Pioneer and its subsidiary.

(b)	Business of IBA Green

Pioneer is a holding company with its sole business being the management of IBA Green’s business. IBA Green is a technology company that has developed and will utilize technology designed to be used in the treatment and conversion of incinerated bottom ash.

IBA Green has developed a process to mitigate the environmental issues of the toxic end products of the Waste-to-Energy industry, and has developed a patented process to safely and profitably utilize the toxic end product (the “IBA Technology”). The IBA Technology works in synergy with the Waste-to-Energy industry, converting the toxic end products into commercially viable green construction products.

Waste-to energy (WtE) or energy-form-waste (EfW) is the process of creating energy in the form of electricity or heat from the incineration of waste sources. Incineration, the combustion of organic material such as waste with energy recovery is the most common WtE implementation. After incineration, solid waste is reduced to 10% of its original volume and contains traces of lead, zinc, and mercury. This toxic end product is commonly referred to as “incinerated bottom ash” or “IBA”.

The IBA Technology is a cost effective process for stabilizing the chemical structure and altering the mechanical qualities of IBA. This proprietary process that will enable IBA Green to up-cycle IBA into commercially viable construction aggregate products that will meet industry performance specifications and exceed environmental standards, including the latest US EPA standards dealing with extractable metals content testing. IBA Green plans to utilize its reclamation and recycling technology to convert the millions of tons of IBA impounded in landfills and leaching toxins into ecosystems to valuable green, marketable construction resources.

Products and Services

The IBA Technology will blend various materials with the IBA to stabilize the IBA. Once the IBA is stabilized, IBA Green will manufacture engineered construction aggregates using the stabilized IBA. The aggregates will be engineered-gradations that will enhance the mechanical properties of IBA’s products (the “IBA Aggregates”). These unique blends may then be used for engineered products with predetermined structural properties; similar to the way recycled wood chips and sawdust are now incorporated into engineered structural wood products.

From the IBA Aggregates, IBA Green will produce two product groups:

1.	Construction Aggregates

The construction aggregates utilize Portland cement or other products mixed with the IBA Aggregates to form concrete product lines. IBA Green’s primary construction aggregates products include:

  Controlled-density fills (thermal and non-thermal) for superior trench restoration with zero settlement and the ability to re-excavate
  Duct-bank concrete (thermal and non-thermal) for utility conduit encasement and protection
  Grouts (thermal and non-thermal, cementitous and non-cementitous) for directional drilling and compaction grouts
  Foamed concretes
  High-strength, rapid-setting concretes for infrastructure repair, bridge, tunnel and roads

2.	Pre-cast Concrete Products

Pre-cast concrete products utilize nanotechnology elements integrated into the engineered aggregates. These create a corrosion resistant and high strength product line that can replace structural concrete in corrosive and degrading environments such as bridge decks, or in areas where concrete is subjected to salts, reactive soils, or wastewater streams.

IBA Green’s precast concrete products include:

  Concrete pipe
  Pipe supports
  Road barriers
  Light pole bases
  Pad mounts
  Structural beams

Thermal Products

IBA Green plans on developing a line of performance products to enhance and support the electric industry rebuilding the electric grid in the United States and abroad, as well as providing eco-friendly materials for burgeoning renewable green energy industries. IBA Green’s Thermal concrete and Thermal backfill products will be developed for the purpose of enhancing both the longevity and performance specifications of high voltage underground electric transmission cables.

Fly Ash Polymer Concretes - The Eternal Cement

Polymer concrete is a high performance material which contains Pozzolans. Pozzolans have high values of mechanical parameters and chemical resistance maintaining anti-corrosion protection and excellent mechanical strength. Artificial Pozzolana is derived from fly-ash, which IBA Green will use to produce Fly Ash Polymer concrete.

Markets

IBA Green’s sales strategy is to identify the applications and products needed in each local market. Management expects to become the “preferred material provider” for local electric utilities and municipalities.

IBA Green has adopted a multi-pronged marketing approach, including public-private partnerships, strategic industrial partners, third-party distribution channels, and direct sales.

In public-private partnerships, IBA Green believes it can bridge the gap between disparate government entities and private companies. IBA Green believes that the agency that regulate waste ( US EPA ) does not interact with the agency that regulate roadways and infrastructure (The Department of Transportation). With WtE plants becoming a more attractive alternative energy source, the IBA Technology is a viable solution to the critical IBA waste disposal problem and may also reduce construction costs by utilizing IBA aggregates rather than virgin materials. IBA Green believes that these facts will encourage more local and state governments to codify the use of the recycled IBA into their roadways and infrastructure. Once government specifications are in place, construction companies for municipal and private customers will be able buy their aggregate products from a local, eco-friendly source.

Potential strategic industrial partners will include any company currently involved in waste management and recycling,,such as Covanta Energy, and Wheelabrator Technologies along with utility companies such as Dominion Power or National Grid and energy producers such as American Electric Power and Tennesse Valley Authority. Angelo Scola of IBA Green has 40 years of experience working in the power utility business, and plans to expand its marketing outreach, both nationally and globally with IBA Technology.

Third-party distribution channels would be set up via a franchise or strategic partner model. IBA Green has targeted several market locations such as the states of Illinois and Hawaii that have ash disposal problems that IBA Green believes are rich in opportunity. As these geographic locations are developed by IBA Green, IBA Green would consider identifying local strategic partners to purchase or manage these locations. In addition, IBA Green envisions small-scale solutions for small municipalities and large institutions that can be independently operated.

Lastly, direct sales will be made to other material processors who can utilize the recycled IBA for their specific construction material products. One example of this customer might be material suppliers whose virgin resources quarries may be in the process of depletion, or that their virgin aggregates are of poor quality and may not meet specification.

IBA Green sees both developed countries and developing countries as essentially unlimited markets for its recycled IBA Aggregates due to the need for utilities infrastructures in developing countries and for maintenance and repair of aging utilities in the developed countries.

One critical issue facing the United States market at this point in history is the breakdown and failure of the electrical grid transmission and distribution system. This infrastructure crisis is identified and addressed in the Clean Energy Act of 2005. The research behind the Clean Energy Act of 2005 calls for the rebuilding of the entire electric grid, with spending estimated at $8 billion annually for construction. Virtually all the IBA generated from United States WtE plants could be converted into aggregate products used in construction products to rebuild this electrical grid.

Distribution Methods

IBA Green’s distribution method is to treat and neutralize the ash on-site of the coal burning facility, eliminating the transportation, tipping and legacy insurance costs.

The largest target market for our IBA Green technology are municipal electric utility power providers which transport the ash they manufacture daily to one of the 1300 municipal or private landfills or mono-fill ash dumps located across the United States. The cost to utility power providers to dispose of their ash exceeds the actual tipping fees paid to dump facilities, which is due to the transportation costs of fuel, trucking, and rail expense.

Another of our large volume target markets are the ash landfills and monofills. These dump sites are located across the country and are rich with IBA.

The distribution model that IBA Green is developing is based on plant mobility utilizing on-site feedstock. Setting up mobile manufacturing plants at each site provides accessible aggregate deposits that IBA Green converts into marketable construction aggregate products, while also systematically and safely eliminating all the environmental hazards.

Several key factors support and influence the IBA Green installation model:

  Mobility: unlike traditional aggregate manufacturers who deliver, typically by truck, finished products from a manufacturing facility to the construction site, IBA Green will set up mobile facilities to produce IBA Aggregates on-site, bringing the raw aggregate materials to the construction venue prior to the manufacturing process.
  On-site manufacturing will cut down on shipping costs for the raw aggregate materials, since these materials can be delivered during off-peak hours and safely stored prior to manufacture. Savings on diesel truck fuel and reduced greenhouse gases will be significant also.
  The on-site approach will allow products to be closely tailored to the precise soil and climate conditions of the site. IBA Green can alter and revise a particular product after multiple test pours before determining the optimal mix for a specific site.
  Research and development will occur in actual site installations, not in controlled lab settings. As the installer, IBA Green directly controls and assesses the performance of its products in real time and in the real world. Truly understanding product performance in actual field conditions will keep IBA GREEN on the cutting edge of ongoing technical improvements.

Status of Products

IBA Green has manufactured Thermal Concrete, Fluidized Thermal backfill, Thermal Grouts as well as structural concrete for duct bank system and pre-cast products utilizing Class F and Class C fly coal ash and coal based bottom ash. IBA Green has successfully completed US EPA 1311TCLP heavy metal extraction bench testing of Incinerator Bottom Ash from the WTE plant in Singapore. The mechanical performance of fly ash and Bottom Ash from WTE plants behave quite similarly to that of combusted coal. The differentiating factors between the two are the chemical make-up of the two ashes.

The next step for product production will be to move on from laboratory bench testing to insitu testing for chemical neutralization.

The process to chemically neutralize the heavy metals and the toxins in ash products are both site and product specific. Each facility that IBA Green will draw ash feed -stock from, will require on-site testing to determine the highest and best use products from the chemical analysis. Additionally the product demands and market absorption rate will shape the product mix.

From initial test process to the manufacture of products will require 9-12 months and will cost $1 million to $5 million of investment, depending on the size of the facility. The size of the IBA Green facility is determined by the daily and monthly intake volume of ash produced by the combustion facility. A combustion facility producing 350 tons or more of ash per day would be identified as a large facility; volumes under 150 tons per day would be considered a small facility.

The first stage of our production facility will be to neutralize the ash, up-cycling from a hazardous residue waste to green feed-stock. The second stage will be to manufacture aggregate materials such as silica sands and stone aggregate. The third stage of our production facility would be to manufacture the desired products from the aggregate materials.

One of the cornerstone principals of our IBA Green financial model is to locate our facility as close to the combustion facility as possible. Eliminating or reducing the cost of loading and transporting the ash feed-stock from the combustion site to the manufacturing production facility if vital to cost controls. Manufacturing a product mix that will be consumed within a 25 mile radius of the manufacturing plant is another cost control measure.

The IBA Green Corporate office will be located in Newport Beach, California however manufacturing facilities will be located at the location of the ash manufacturer.

Competitive Conditions

IBA Green’s competitive advantage is its IBA Technology which utilizes Atomic Polymer chemistry applying nano-scale liquid ceramic polymer technology and the added ability to use the physical characteristics of the nano-ceramic molecule (Mesopouris Inorganic Polymer – MIP). The IBA technology manipulates IBA mechanical properties and the stabilization of IBA chemical structure into an inert and non-toxic aggregate.

Weakness & Threats

Capitalization: Adequate funding is the greatest risk that IBA Green faces. Testing procedures are site-specific for both the chemical neutralization as well as product development. The chemical make-up of IBA is established by the input trash. The waste stream of a primarily residential community has a different complexion than that of a community with an industrial base. So the testing process is site-specific and ongoing. The rate of growth is predicated on availability working capital.

Resistance to change: Institutional inertia is a potential threat. Communities that have made a continues decision to implement WTE as a means to reduce their waste stream by up to 90% and up-cycle trash to energy create the path of least resistance to IBA Greens business model. These communities are already recycling 90% of their waste stream and have driven cultural and social change in regard to their waste stream. Introducing the concept of recycling the last 10% of that waste stream is a natural progression. The cultural change for large energy producers that have been burning coal may prove to be a more difficult transition.

Raw Materials and Equipment

IBA Green requires ash as the requisite raw material to produce the IBA Aggregates and other products. This raw material is abundant and is available from coal burning and waste to energy electric power plants at no cost to IBA Green. In certain circumstances, the owner of such raw material will pay IBA Green to haul the ash and store it.

IBA Green will purchase the manufacturing equipment needed to mass produce the IBA Aggregates and other products from one of several national equipment manufacturers. Currently, IBA does not have any mass production facilities, nor any agreement with any manufacturers to purchase all of this equipment. IBA Green estimates that the cost of the equipment to build a medium size plant to neutralize ash will cost approximately $2 million dollars. The lead time from the initial order to purchase is approximately six months.

Principal Suppliers

IBA Green does not have any principal suppliers that it relies upon. IBA Green can obtain the feedstock ash from existing utility plants and landfills, the by product of burning both coal and municipal waste.

There are currently 700 operating plant locations in the United States to partner with as suppliers as listed below:

  There are 1,300 ash impoundment landfills and Ash Monofill Landfills in the United States.
  There are 87 Mass Burn (MB) Waste to Energy Plants operating in 24 States, producing 97,000 tons of Municipal Solid Waste per Day or 3 million tons of Incinerated Bottom Ash (IBA) annually to be treated.
  There are 13 Mass Burn (MB) Waste to Energy Plants Modular, Mobile units that can be assembled quickly when needed.
  RDF (Refuge Derived Fuel). Refuge is building materials, old lumber and wood, stumps etc.
  The United States has approximately 594 coal fired power plants producing approximately 70 million tons of Fly-ash per year from the manufacture of electricity.
  Private industries such as steel manufacturing and food processing also produce IBA’s.

IBA Green currently has no principal suppliers for equipment or raw materials. IBA Green's business model is to partner with electric power manufacturers to treat the daily output of ash they manufacture, eliminating the costly expense of trucking and dumping the ash in landfills.. IBA Green will identify the equipment manufacture best suited for each project once the type of ash and daily volumes and geographic location of the plant are secured.

Dependence on Customers

Currently, IBA Green is not and will not be dependent on one or a few major customers.

Technology and Intellectual Property

Neither Pioneer nor IBA Green currently own any patents or trade marks, with the exception of the following:

United States Patent number 7,581,903 B1, Entitled “Method Of Manufacture And Installation Flowable Thermal Backfills”

Also, IBA Green is not party to any license or franchise agreements, concessions, royalty agreements or labor contracts arising from any patents or trademarks. IBA Green’s business is not materially dependent on the existence of third party patent or other third party intellectual property rights. IBA Green intends to protect its name and other major proprietary trademarks by (1) the registration of the trademarks used in the markets where IBA Green will operate its business and sell it products, (2) monitoring the markets for misuses of such trademarks by others, and (3) taking the appropriate steps to stop any infringing activities.

Government Approvals and Regulations

Currently, Pioneer and IBA Green are in compliance with all business and operations licenses that are typically applicable to most commercial ventures. However, there can be no assurance that existing or new laws or regulations that may be adopted in various jurisdictions in the future will not impose additional fees and taxes on IBA Green and its business operations. IBA Green is not aware of any such revisions to existing laws and regulations nor new laws or regulations that could have a negative impact on IBA Green’s business and add additional costs to IBA Green’s business operations.

As IBA Green commences operations for the treatment of domestic sewage and wastewater from public water supply treatment facilities, as well as the treatment of waste from land fill tipping operations, IBA Green will comply and obtain any necessary permits required under the National Pollutant Discharge Elimination System (NPDES), all as pursuant to the Environmental Protection Agency (EPA). Such NPDES permits will be obtained in any jurisdiction, or any state, where such permits are required.

As an ongoing process IBA Green will have its products voluntarily tested after the neutralization process to ensure and verify that its out-put product has met EPA 1311 TCLP standards. EPA 1311 TCLP (Toxicity Characteristics Leeching Procedures) is a process method designed to determine the mobility of both organic and inorganic analytes present in liquid, solid, and multiphasic wastes, and provides an analysis of the waste to determine that individual analytes are not present in the waste, or that they are present but at such low concentrations that the appropriate regulatory levels could not possibly be exceeded.

Research and Development Costs

Pioneer and IBA Green have not spent any funds on either company-sponsored research and development activities or customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services, or techniques.

Employees

Currently, neither Pioneer nor IBA Green has any full time employees or part time employees.

At present, neither Pioneer’s nor IBA Green’s officers and directors, have any employment agreement with their respective company. Neither Pioneer nor IBA Green presently have any pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, Pioneer may adopt plans in the future. There are presently no personal benefits available to any employees.

Item 1A. Risk Factors.

Pioneer is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information required under this item.

Item 2. Financial Information.

Management’s Discussion and Analysis and Plan of Operation

THE FOLLOWING IS A DISCUSSION AND ANALYSIS THAT MANAGEMENT BELIEVES IS RELEVANT TO AN ASSESSMENT AND UNDERSTANDING OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF IBA GREEN, INC. FOR THE PERIOD ENDED August 31, 2011. THE FOLLOWING SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE HEREIN.

Overview

IBA Green, Inc. was incorporated in the State of Delaware on July 21, 2011.

IBA Green is a development stage company. IBA Green’s principal business is the development and utilization of technology designed to be used in the treatment and conversion of incinerated bottom ash.

Currently, IBA Green does not have any manufacturing facilities, operations, suppliers, products, or customers, nor any current means of generating revenues.

Plan of Operation

Neither Pioneer nor IBA Green have had any significant revenues generated from its business operations since inception. Management expects that the revenues generated from IBA Green’s business for the next 12 months will not be enough for its required working capital. Until IBA Green is able to generate any consistent and significant revenue it will be required to raise additional funds by way of equity or debt financing.

At any phase, if IBA Green finds that it does not have adequate funds to complete a phase, it may have to suspend its operations and attempt to raise more money so it can proceed with its business operations. If IBA Green cannot raise the capital to proceed it may have to suspend operations until it has sufficient capital.

To become profitable and competitive, IBA Green needs to continue to develop and advance the IBA Aggregates to a point where they can be sold commercially. To achieve this goal, management has prepared the following phases for its plan of operation for the next 12 months:

1. Phase One.

In Phase One IBA plans to (1) complete negotiations and sign contracts for the purpose of acquiring IBA’s and converting the IBA’s into commercially viable products; and (2) obtain lab and office space.

IBA Green has budgeted $450,000 for this phase and expects it to take three months to complete, with completion expected within the first three months of IBA Green’s plan of operation.

2. Phase Two.

In Phase Two IBA plans to (1) conduct and complete analytical laboratory testing on IBA’s, including gathering and shipping the IBA samples and conducting initial characterization testing on the IBA samples; (2) develop the requisite chemistry to stabilize the IBA’s; (3) develop the IBA Aggregates and other products that are of the highest quality and represent the best use for the particular IBA; (4) begin the long-term environmental compliance testing; and (5) develop and market IBA Green’s business.

The development of the IBA Green’s business will consist of identifying potential viable target markets, producing a list of equipment required in the particular target markets, and identifying potential suppliers and equipment providers. Target markets will be identified based (a) the daily volume of ash produced at the generation facility and (b) the absorbsion market rate and price point of the product that can be manufactured.

Simultaneously, IBA Green will develop and populate its website (www.ibagreen.com) with information regarding its business and products.

IBA Green has budgeted $550,000 for this phase and expects it to take three months to complete, with completion expected within the first six months of IBA Green’s plan of operation.

3. Phase Three

In Phase Three IBA plans to (1) retain production engineers and industrial engineers to design the equipment and line specification for a prototype that will convert the IBA’s into IBA Aggregate or other products; (2) acquire the mechanical engineering hardware; (3) build and assemble a production prototype; and (4) further development and marketing IBA Green’s business and products.

IBA Green has budgeted $500,000 for this phase and expects it to take three months to complete, with completion expected within the last six months of IBA Green’s plan of operation.

4. Phase Four

In Phase Four IBA plans to (1) set up the on-site manufacturing prototype for the conversion of the IBA’s into IBA Aggregates and other products; (2) perform further testing on the IBA Aggregates and other products manufactured on-site to confirm they are the highest quality and best-use site specific to the particular IBA; (3) complete third party laboratory product testing for certification; and (4) continued development and marketing of IBA Green’s business and products.

IBA Green has budgeted $2,000,000 for this phase and expects it to take three months to complete, with completion expected within the last three months of IBA Green’s plan of operation.

Financial Condition

As at August 31, 2011, IBA Green had a cash balance of $40. During the 12 month period following the date of this current report, management anticipates that neither Pioneer nor IBA Green will generate any revenue. Accordingly, IBA GReen will be required to obtain financing in order to continue its plan of operations. Management anticipates that the financing will be in the form of equity financing from the sale of Pioneer’s common stock. If Pioneer is successful in completing an equity financing, existing shareholders will experience dilution of their interest in Pioneer. however, management does not have any financing arranged and cannot provide investors with any assurance that it will be able to raise sufficient financing from the sale of Pioneer’s common stock to finance the plan of operations. In the absense of such financing, IBA Green will not be able to implement its plan of operation and the business plan will fail.

In addition, IBA Green anticipates incurring the following expenses during the next 12 month period:

IBA Green anticipates spending approximately $3,000 in ongoing general and administrative expenses per month for the next 12 months, for a total anticipated expenditure of $36,000 over the next 12 months. The general and administrative expenses for the year will consist primarily of professional fees for the audit and legal work relating to Pioneer’s regulatory filings throughout the year, as well as transfer agent fees and general office expenses.

IBA Green anticipates spending approximately $12,000 in complying with Pioneer’s obligations as a reporting company under the Securities Exchange Act of 1934. These expenses will consist primarily of professional fees relating to the preparation of Pioneer’s financial statements and completing its annual report, quarterly report, and current report filings with the SEC.

IBA Green will require approximately $50,000 in order to fund its obligations as a reporting company under the Securities Act of 1934 and its general and administrative expenses for the next 12 months.

Liquidity and Capital Resources

As of August 31, 2011, IBA Green had total assets of $40, and a working capital deficit of $49,900. Assets consisted solely of $40 in cash. Liabilities consisted of $25,000 in accrued liabilities and $24,940 due to related parties.

There are no assurances that IBA Green will be able to achieve sales of its common stock or any other form of additional financing. If IBA Green is unable to achieve the financing necessary to continue its plan of operations, then IBA Green will not be able to continue its development programs and its business will fail.

IBA Green will need to raise additional capital to execute its plan of operation. As described above, for the next 12 months IBA Green plans on securing contracts for the purpose of acquiring IBA’s and converting the IBA’s into commercially viable products, testing and stabilizing IBA, developing IBA Aggregates, designing and building production equipment, and testing and manufacturing IBA Aggregates, all at an estimated cost of $3.50 million. If IBA Green does not receive sufficient funding on a timely basis, it could have a material adverse effect on its liquidity, financial condition and business prospects. Additionally, if Pioneer and IBA Green receive funding, it may be on terms that are not favorable to Pioneer and its stockholders. There are no assurances that Pioneer will be able to achieve further sales of its common stock or any other form of additional financing. If Pioneer and IBA Green are unable to achieve the financing necessary to continue its plan of operations, then IBA Green will not be able to continue its development programs and its business will fail.

Net Cash Provided by Operating Activities

For the fiscal year ended August 31, 2011, net cash provided by operating activities was $40.

At August 31, 2011, Pioneer had cash of $40.

Non-Cash Investing and Financing Activities

Non- cash investing and financing activities was $50,000 for the fiscal year ended August 31, 2011, which represented shares issued for services.

Results of Operation for the Period Ended August 31, 2011

IBA Green has had no operating revenues and $99,900 in operating expenses since its inception on July 21, 2011, through to August 31, 2011. Operating expenses included $58,500 for management fees, $25,000 for accounting fees, $13,346 for travel, $2,308 for general and office expenses, and $746 for legal fees.

IBA Green’s activities have been financed from debt financings, primarily from loans from management and shares issued for services. From its inception, on July 21, 2011, to August 31, 2011 IBA Green has raised a total of $nil from financings or revenues.

Off-Balance Sheet Arrangements

IBA Green has no off-balance sheet arrangements including arrangements that would affect its liquidity, capital resources, market risk support and credit risk support or other benefits.

Material Commitments for Capital Expenditures

IBA Green had no contingencies or long-term commitments at August 31, 2011, with the exception of the leases related to IBA Green’s equipment fleet.

Tabular Disclosure of Contractual Obligations

Pioneer is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information required under this item.

Critical Accounting Policies

IBA Green’s financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Management believes that understanding the basis and nature of the estimates and assumptions involved with the following aspects of Pioneer’s financial statements is critical to an understanding of Pioneer’s financial statements.

Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. IBA Green bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by IBA Green may differ materially and adversely from IBA Green’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Patents

Patents are stated at cost and have a definite life. Once the IBA Green receives patent approval, amortization is calculated using the straight-line method over the remaining life of the patents.

Forward Looking Statements

The information in this current report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve risks and uncertainties, including statements regarding Pioneer’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue”, the negative of such terms or other comparable terminology. Actual events or results may differ materially. In evaluating these statements, you should consider various factors, including the risks outlined from time to time, in other reports Pioneer files with the Securities and Exchange Commission. These factors may cause Pioneer’s actual results to differ materially from any forward-looking statement. Pioneer disclaims any obligation to publicly update these statements, or disclose any difference between its actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Selected Financial Data

Pioneer is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information required under this item.

Quantitative and Qualitative Disclosures About Market Risk

Pioneer is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information required under this item.

Item 3. Properties

Pioneer’s and IBA’s executive offices are both located at 2700 Newport Boulevard, Suite 190, Newport Beach, California, 92663.

Pioneer and IBA Green currently have no interest in any property.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

(a) Security Ownership of Certain Beneficial Owners (more than 5%)

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner [1]	(4) Percent of Class [2]
Common Stock	Angelo Scola 10 Yosemite Valler Road Westerly, Rhode Island 02891	35,350,000 Direct	71.0%

[1] The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form 8-K/A from options, warrants, rights, conversion privileges or similar obligations excepted as otherwise noted.

[2] Based on 49,764,500 shares of common stock issued and outstanding as of June 12, 2012

(b) Security Ownership of Management

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner	(4) Percent of Class [1]
Common Stock	Angelo Scola 10 Yosemite Valler Road Westerly, Rhode Island 02891	35,350,000 Direct	71.0%
Common Stock	Thomas Brady 202 - 750 W. Pender St Vancouver, British Columbia V6C 2T7 Canada	2,500,000 Direct	5.0%
Common Stock	Directors and Executive Officers (as a group)	37,850,000	76%

[1] Based on 49,764,500 shares of common stock issued and outstanding as of June 12, 2012

(c) Changes in Control

Management is not aware of any arrangement that may result in a change in control of Pioneer.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

(a) Identify Directors and Executive Officers

Each director of Pioneer and its subsidiaries holds office until (i) the next annual meeting of the stockholders, (ii) his successor has been elected and qualified, or (iii) the director resigns.

Pioneer’s and its subsidiaries’ management teams are listed below.

Management Teams
Name of Directors and Officers	Pioneer Exploration Inc.	IBA Green, Inc.
Angelo Scola	President, CEO, CFO, Treasurer, and Corporate Secretary	Director CEO and President

Angelo Scola – President, Chief Executive Officer, and Chief Financial Officer – Mr. Scola (60 years old) was appointed the Chief Executive Officer, President and Chief Financial Officer of Pioneer on October 28, 2011. Mr. Scola graduated from Wentworth Institute of Technology in 1971 and attended the University of Miami School of Business in 1971-72. Mr. Scola has 40 years of private sector experience in the utility and construction materials industry serving both domestic and international markets. Since 2002 Mr. Scola has pursued the study of applied science pertaining to both virgin and synthetic construction aggregate materials to enhance and stabilize performance capabilities.

(b) Identify Significant Employees

Pioneer currently does not have any significant employees.

(c) Family Relationships

There are no family relationships among the directors, executive officers or persons nominated or chosen by Pioneer to become directors or executive officers.

(d) Involvement in Certain Legal Proceedings

During the past ten years, none of Pioneer’s directors or officers has been:

a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;
convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;
subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity, or to be associated with persons engaged in any such activity;
found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;
found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;
the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:
any Federal or State securities or commodities law or regulation; or
any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or
any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

(e) Nomination Procedure for Directors

Pioneer does not have a standing nominating committee; recommendations for candidates to stand for election as directors are made by the board of directors. Pioneer has not adopted a policy that permits shareholders to recommend candidates for election as directors or a process for shareholders to send communications to the board of directors.

(f) Audit Committee Financial Expert

Pioneer has no financial expert. Management believes the cost related to retaining a financial expert at this time is prohibitive. Pioneer’s Board of Directors has determined that it does not presently need an audit committee financial expert on the Board of Directors to carry out the duties of the Audit Committee. Pioneer’s Board of Directors has determined that the cost of hiring a financial expert to act as a director of Pioneer and to be a member of the Audit Committee or otherwise perform Audit Committee functions outweighs the benefits of having a financial expert on the Audit Committee.

(h) Identification of Audit Committee

Pioneer does not have a separately-designated standing audit committee. Rather, Pioneer’s entire board of directors perform the required functions of an audit committee. Currently, Angelo Scola is the only member of Pioneer’s audit committee, but he does not meet Pioneer’s independent requirements for an audit committee member. See “Item 7. (c) Director independence” below for more information on independence.

Pioneer’s audit committee is responsible for: (1) selection and oversight of Pioneer’s independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by Pioneer’s employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditor and any outside advisors engaged by the audit committee.

As of November 1, 2011, Pioneer did not have a written audit committee charter or similar document.

(i) Code of Ethics

Pioneer has adopted a financial code of ethics that applies to all its executive officers and employees, including its CEO and CFO. See Exhibit 14 – Code of Ethics for more information. Pioneer undertakes to provide any person with a copy of its financial code of ethics free of charge. Please contact Pioneer at (877) 700-0422 to request a copy of Pioneer’s financial code of ethics. Management believes Pioneer’s financial code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code.

Item 6. Executive Compensation

Pioneer has paid no compensation to its named executive officers during its fiscal year ended August 31, 2011.

summary compensation table

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan ($) (g)	Non-qualified Deferred Compensation Earnings ($) (h)	All other compensation ($) (i)	Total ($) (j)
Angelo Scola CEO and CFO Oct 2011 – present	2009 20102011	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a
Thomas Brady CEO and CFO Mar 2010 - Oct 2011 Secretary/Treasurer Jun 2005 – Oct 2011	2009 2010 2011	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil
Warren Rob CEO and CFO Jun 2005 – Mar 2010	2009 20102011	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a

 Pioneer’s inception, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised or repriced.

Currently, there are no arrangements between Pioneer and any of its directors whereby such directors are compensated for any services provided as directors.

There are no employment agreements between Pioneer and any named executive officer, and there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Pioneer or from a change in a named executive officer’s responsibilities following a change in control.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

(a) Transactions with Related Persons

Since the beginning of Pioneer’s last fiscal year, no director, executive officer, security holder, or any immediate family of such director, executive officer, or security holder has had any direct or indirect material interest in any transaction or currently proposed transaction, which Pioneer was or is to be a participant, that exceeded the lesser of (1) $120,000 or (2) one percent of the average of Pioneer’s total assets at year-end for the last three completed fiscal years, except for the following:

1.	Share Purchase Agreement

Angelo Scola, Pioneer’s President and CEO, sold all of his interest in IBA Green, Inc. to Pioneer in consideration of the issuance of 38.5 million restricted shares of common stock in the capital of Pioneer. See Exhibit 10.13 – Share Purchase Agreement for more details.

2.	Donated Services and Rent

Warren Robb, Pioneer’s former President, CEO, CFO and director, donated services to Pioneer that are recognized on its financial statements. Also, Thomas Brady, Pioneer’s former President, CEO, CFO, Corporate Secretary, Treasurer, donated services and rent to Pioneer that are recognized on its financial statements. From inception on June 9, 2005 to August 31, 2011, Pioneer recognized a total of $33,000 for donated services and $11,250 for donated rent.

(b) Promoters and control persons

During the past five fiscal years, Thomas Brady, Warren Robb, and Angelo Scola have been promoters of Pioneer’s business, but none of these promoters have received anything of value from Pioneer nor is any person entitled to receive anything of value from Pioneer for services provided as a promoter of the business of Pioneer.

(c) Director independence

Pioneer’s board of directors currently consists of Angelo Scola. Pursuant to Item 407(a)(1)(ii) of Regulation S-K of the Securities Act, Pioneer’s board of directors has adopted the definition of “independent director” as set forth in Rule 4200(a)(15) of the NASDAQ Manual. In summary, an “independent director” means a person other than an executive officer or employee of Pioneer or any other individual having a relationship which, in the opinion of Pioneer’s board of directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a director, and includes any director who accepted any compensation from Pioneer in excess of $200,000 during any period of 12 consecutive months with the three past fiscal years. Also, the ownership of Pioneer’s stock will not preclude a director from being independent.

In applying this definition, Pioneer’s board of directors has determined that Mr. Scola does not qualify as an “independent director” pursuant to Rule 4200(a)(15) of the NASDAQ Manual.

As of the date of the report, Pioneer did not maintain a separately designated compensation or nominating committee.

Pioneer has also adopted this definition for the independence of the members of its audit committee. Angelo Scola serves on Pioneer’s audit committee. Pioneer’s board of directors has determined that Mr. Scola is not “independent” for purposes of Rule 4200(a)(15) of the NASDAQ Manual, applicable to audit, compensation and nominating committee members, and is not “independent” for purposes of Section 10A(m)(3) of the Securities Exchange Act.

Item 8. Legal Proceedings.

Neither Pioneer nor IBA Green is a party to any pending legal proceedings and, to the best of Pioneer’s knowledge, none of Pioneer’s or IBA Green’s property or assets are the subject of any pending legal proceedings.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

(a) Market Information

Pioneer’s common stock has been quoted on the NASD OTC Bulletin Board under the symbol “PIEX” since October 9, 2007. The table below gives the high and low bid information for each fiscal quarter Pioneer’s common stock has been quoted for the last two fiscal years and for the interim period ended June 12, 2012. The bid information was obtained from Pink OTC Markets Inc. and reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

High & Low Bids
Period ended	High	Low	Source
12 June 2012	1.01	1.09	Pink OTC Markets Inc.
8 May 2012	1.10	1.10	Pink OTC Markets Inc.
29 February 2012	1.30	1.30	Pink OTC Markets Inc.
01 November 2011	$1.33	$0.12	Pink OTC Markets Inc.
31 August 2011	$0.25	$0.07	Pink OTC Markets Inc.
31 May 2011	$0.67	$0.25	Pink OTC Markets Inc.
29 February 2011	$0.45	$0.20	Pink OTC Markets Inc.
30 November 2010	$0.60	$0.20	Pink OTC Markets Inc.
31 August 2010	$0.20	$0.20	Pink OTC Markets Inc.
31 May 2010	$1.01	$0.01	Pink OTC Markets Inc.
28 February 2010	$2.75	$0.01	Pink OTC Markets Inc.
30 November 2009	$2.50	$2.50	Pink OTC Markets Inc.

(b) Holders of Record

Pioneer has approximately 20 holders of record of Pioneer’s common stock as of August 31, 2011 according to a shareholders’ list provided by Pioneer’s transfer agent as of that date. The number of registered shareholders does not include any estimate by Pioneer of the number of beneficial owners of common stock held in street name. The transfer agent for Pioneer’s common stock is Empire Stock Transfer Inc., 1859 Whitney Mesa Drive, Henderson, Nevada, 89014 and their telephone number is 702-818-5898.

(c) Dividends

Pioneer has declared no dividends on its common stock, and is not subject to any restrictions that limit its ability to pay dividends on its shares of common stock. Dividends are declared at the sole discretion of Pioneer’s Board of Directors.

(d)	Penny Stock Rules

Trading in Pioneer’s common stock is subject to the “penny stock” rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends Pioneer’s common stock to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in Pioneer’s securities, which could severely limit their market price and liquidity of Pioneer’s securities. The application of the “penny stock” rules may affect your ability to resell Pioneer’s securities.

Item 10. Recent Sales of Unregistered Securities.

There have been no sales of unregistered securities within the last three years that would be required to be disclosed pursuant to Item 701 of Regulation S-K; with the exception of the following:

Share Purchase of IBA Green, Inc.

On October 28, 2011, the board of directors approved the Share Purchase Agreement with Angelo Scola for the purchase and sale of all of the issued and outstanding shares in the capital of IBA Green in consideration of the issuance of 38.5 million restricted shares in the capital of Pioneer to Scola. For the issuance of shares to Mr. Scola, Pioneer relied upon Section 4(2) of the Securities Act of 1933. Management is satisfied that Pioneer complied with the requirements of the exemption from the registration and prospectus delivery of the Securities Act of 1933. The issuance of shares was not a public offering and was not accompanied by any general advertisement or any general solicitation. All securities issued were endorsed with a restrictive legend confirming that the securities could not be resold without registration under the Securities Act of 1933or an applicable exemption from the registration requirements of the Securities Act of 1933. See Exhibit 10.13 – Share Purchase Agreement for more details.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of Pioneer’s common stock, with the exception of the following:

1.	On November 20, 2008, Pioneer received a $50,000 loan and issued a convertible promissory note. The note is convertible into 200,000 common shares at $0.25 per share at the holder’s option. The note is non-interest bearing, unsecured and is payable on demand.
2.	On February 19, 2009, Pioneer received a $50,000 loan and issued a convertible promissory note. The note is convertible into 41,667 common shares at $1.20 per share at the holder’s option. The note is non-interest bearing, unsecured and is payable on demand.
3.	On May 15, 2009, Pioneer received a $36,000 loan and issued a convertible promissory note. The note is convertible into 20,000 common shares at $1.80 per share at the holder’s option. The note is non-interest bearing, unsecured and is payable on demand.
4.	On May 6, 2011, Pioneer received a $15,000 loan and issued a convertible promissory note. The note is convertible into 60,000 common shares at $0.25 per share at the holder’s option. The note is non-interest bearing, unsecured and is payable on demand.
5.	On July 14, 2011, Pioneer received a $10,000 loan and issued a convertible promissory note. The note is convertible into 100,000 common shares at $0.10 per share at the holder’s option. The note is non-interest bearing, unsecured and is payable on demand.
6.	On August 23, 2011, Pioneer received a $10,000 loan and issued a convertible promissory note. The note is convertible into 100,000 common shares at $0.10 per share at the holder’s option. The note is non-interest bearing, unsecured and is payable on demand.

Item 11. Description of Pioneer’s Securities.

As of June 12, 2012, there were 49,764,500 shares of common stock issued and outstanding, which were held by approximately 20 stockholders of record.

Pioneer has an authorized capital of 75,000,000 shares, consisting of (a) 65,000,000 shares of common stock with a par value of $0.001 per share, of which 49,764,500 shares of common stock are currently issued and outstanding, and (b) 10,000,000 shares of preferred stock with a par value of $0.001 per share, of which no shares of preferred stock are issued or outstanding

Holders of Pioneer’s common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Pioneer’s common stock that are present in person or represented by proxy. Holders of Pioneer’s common stock representing 25% of Pioneer’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of Pioneer’s stockholders. A vote by the holders of a majority of Pioneer’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to Pioneer’s Articles of Incorporation. A vote by the holders of at least two-thirds of Pioneer’s outstanding shares is required to effectuate an amendment to Article VII of Pioneer’s Bylaws. Pioneer’s Articles of Incorporation do not provide for cumulative voting in the election of directors.

Holders of Pioneer’s common stock will be entitled to such dividends as may be declared from time to time by Pioneer’s board of directors from funds available therefore.

Holders of Pioneer’s common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to Pioneer’s common stock.

Upon liquidation, dissolution or winding up, the holders of shares of common stock will be entitled to receive pro rata all assets available for distribution to such holders, subject to any rights the holders of Pioneer’s preferred stock may have.

The board of directors of Pioneer is authorized, to the maximum extent provided by law, to provide for the issuance of shares of preferred stock and to fix the designations, voting powers, preferences, rights, qualifications, limitations, or restrictions of the shares of preferred stock or such series.

Change of Control

Certain provisions of Pioneer’s Articles of Incorporation, Bylaws and Nevada law could be used by Pioneer’s incumbent management to make it substantially more difficult for a third party to acquire control of Pioneer. These provisions include the following:

a.	the board of directors may fill casual vacancies occurring in the board between annual meetings of shareholders to hold office until the next annual meeting of shareholders; or
b.	The board of directors’ discretion to fix the designations, voting powers, preferences, rights, qualifications, limitations, or restrictions of the shares of preferred stock or such series

These provisions may discourage certain types of transactions involving an actual or potential change in control. These provisions may also limit Pioneer’s shareholders’ ability to approve transactions that they may deem to be in their best interests and discourage transactions in which Pioneer’s shareholders might otherwise receive a premium for their shares over the then current market price.

Item 12. Indemnification of Directors and Officers.

Pioneer’s officers and directors are indemnified as provided by the Nevada Revised Statutes and its Bylaws. Under the governing Nevada statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless a company’s articles of incorporation specifically limit it. Pioneer’s Articles of Incorporation do not contain any limiting language regarding director immunity from liability, except for the following:

1. for acts or omissions that involve intentional misconduct, fraud, or knowing violation of the law; or

2. the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

Pioneer’s Bylaws provide that Pioneer will indemnify its directors and officers to the fullest extent not prohibited by Nevada law. Pioneer’s Bylaws provide that Pioneer will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the company, or is or was serving at the request of the company as a director or executive officer of another company, or as its representative in a partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under Pioneer’s Bylaws or otherwise.

Pioneer’s Bylaws provide that the board of directors may cause Pioneer to purchase and maintain insurance on behalf of any person who is or was a director or officer, of the company, or is or was serving at the request of the company as a director or executive officer of another company, or as its representative in a partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not Pioneer would have the power to indemnify such person.

Article Eighth of the Certificate of Incorporation IBA Green provides that the personal liability of the directors for monetary damages for breach of fiduciary duty will be eliminated to the fullest extent permissible under Delaware law. Also, IBA Green is authorized to indemnify its directors and officers to the fullest extent permissible under Delaware law.

Article XI of the Bylaws of IBA Green also provides that the officers and directors will be indemnified by IBA Green against the reasonable expenses, including attorney's fees, actually and necessarily incurred by them in connection with the defense of any action, suit, or proceedings, or in connection with any appeal therein except in relation to matters as to which it would be adjudged in such action, suit, or proceedings, or in connection with any appeal therein that such officer or director is liable for gross negligence or misconduct in the performance of their duties.

Accordingly, IBA Green’s directors may have no liability to its shareholders for any mistakes or errors of judgment or for any act of omission, unless the act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Pioneer pursuant to the foregoing provisions, or otherwise, Pioneer has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 13. Financial Statements and Supplementary Data.

Reference is made to the filings by Pioneer on Forms 10-K and 10-Q for Pioneer’s Financial Statements.

The financial statements of IBA Green, Inc. begin on page F-1 below.

The pro forma financial information is filed as Exhibit 99.2 to this Form 8-K/A.

Item 14. Changes in and Disagreements with Accountants

(a) Previous independent accountants

(i)	On November 28, 2011, Parmelle Poirier & Associates, LLP (“Parmelle”) resigned as the independent accountants of IBA Green, Inc.
(ii)	Parmelle is not a PCAOB registered Auditor
(iii)	The report of Parmelle on the financial statements for the period ended August 31, 2011, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty or audit scope.
(iv)	Angelo Scola approved the change of independent accountants.
(v)	In connection with the audit for the period ended August 31, 2011 and any subsequent interim period through the date of resignation, there were no disagreements with Parmelle on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

(b) New independent accountants

IBA Green, Inc. engaged Manning Elliott LLP, Chartered Accountants, as its new independent accountants as of November 28, 2011. Prior to its engagement, IBA Green did not consult with Manning Elliott regarding either:

1.	The application of accounting principles to any specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on IBA Green’s financial statements, and neither a written report was provided to Manning Elliott nor oral advice was provided that Manning Elliott concluded was an important factor considered by IBA Green in reaching a decision as to the accounting, auditing or financial reporting issue; or

2.	Any matter that was either subject of disagreement or event, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instruction to Item 304 of Regulation S-K, or a reportable event, as that term is explained in Item 304(a)(1)(iv) of Regulation S-K.

Item 15. Financial Statements and Exhibits.

1. Financial Statements

Audited financial statements of IBA Green, Inc. have been included in at the end of this Item below.

2. Financial Statement Schedules

All schedules for which provision is made in Regulation S-X are either not required to be included herein under the related instructions or are inapplicable or the related information is included in the footnotes to the applicable financial statement and, therefore, have been omitted from this Item 15.

3. Exhibits

All Exhibits required to be filed with the Form 8-K/A are included in this current report or incorporated by reference to Pioneer’s previous filings with the SEC, which can be found in their entirety at the SEC website at www.sec.gov under SEC File Number 333-135743 and SEC File Number 000-53784.

The exhibits are listed and described below in Item 9.01 to this Form 8-K/A.

IBA Green, Inc.

(A Development Stage Company)

August 31, 2011

Index

Report of Independent Registered Public Accounting Firm	F–1

Balance Sheet	F–2

Statement of Operations	F–3

Statement of Cash Flows	F–4

Statement of Stockholders’ Deficit	F–5

Notes to the Financial Statements	F–6

.

Report of Independent Registered Public Accounting Firm

To the Director and Stockholders of

IBA Green, Inc.

(A Development Stage Company)

We have audited the accompanying balance sheet of IBA Green, Inc. (A Development Stage Company) as of August 31, 2011 and the related statements of operations, cash flows, and stockholders' deficit for the period from July 21, 2011 (Date of Inception) to August 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBA Green, Inc. (A Development Stage Company) as of August 31, 2011 and the results of its operations and its cash flows for the period from July 21, 2011 (Date of Inception) to August 31, 2011, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficiency and has incurred operating losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As described in Note 6, the 2011 financial statements have been restated for a correction of errors to restate the Company’s assets, liabilities and deficit as of August 31, 2011 and net loss for the period from July 21, 2011 to August 31, 2011.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS

Vancouver, Canada

January 17, 2012, except as to Note 6 which is as of June 13, 2012

F-1

IBA Green, Inc.

(A Development Stage Company)

Balance Sheet

(Expressed in U.S. dollars)

August 31, 2011 $

ASSETS

Cash	40
Total Assets	40

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Accrued Liabilities	25,000
Due to Related Parties (Note 3)	24,940

Total Liabilities	49,940

Going Concern (Note 1)
Subsequent Event (Note 5)

Stockholders’ Deficit

Common Stock, 5,000,000 shares authorized, $0.01 par value 5,000,000 shares issued and outstanding	50,000

Deficit Accumulated During the Development Stage	(99,900)

Total Stockholders’ Deficit	(49,900)

Total Liabilities and Stockholders’ Deficit	40

The Accompanying Notes are an Integral Part of These Financial Statements
F-2

IBA Green, Inc.

(A Development Stage Company)

Statement of Operations

(Expressed in U.S. dollars)

Accumulated from
July 21, 2011
(Date of Inception)
To August 31,
2011
$

Revenue	–

Expenses

Accounting Fees	25,000
General and Office Expense	2,308
Legal Fees	746
Management Fees (Note 3)	58,500
Travel	13,346

Total Expenses	99,900

Net Loss and Comprehensive Loss	(99,900)

Net Loss Per Share – Basic and Diluted	(0.02)

Weighted Average Shares Outstanding	5,000,000

The Accompanying Notes are an Integral Part of These Financial Statements
F-3

IBA Green, Inc.

(A Development Stage Company)

Statement of Cash Flows

(Expressed in U.S. dollars)

Accumulated
From
July 21, 2011
(Date of Inception)
To August 31,
2011
$

Operating Activities

Net loss	(99,900)

Adjustment to reconcile net loss to net cash used in operating activities:	–

Shares issued for services	50,000

Changes in operating assets and liabilities:

Accrued liabilities	25,000
Due to related parties	24,940

Net Cash Provided By Operating Activities	40

Increase in Cash	40

Cash - Beginning of Period	–

Cash - End of Period	40

Non-cash Investing and Financing Activities:

Shares issued for services	50,000

Supplemental Disclosures:

Interest paid	–
Income taxes paid	–

The Accompanying Notes are an Integral Part of These Financial Statements
F-4

IBA Green, Inc.

(A Development Stage Company)

Statement of Stockholders’ Deficit

For the Period from July 21, 2011 (Date of Inception) to August 31, 2011

(Expressed in U.S. dollars)

			Deficit
			Accumulated
			During the
	Common Stock		Development
	Shares	Par Value	Stage	Total
	#	$	$	$

Balance – July 21, 2011 (Date of Inception)	–	–	–	–

Common stock issued for services at $0.01 per share	5,000,000	50,000	–	50,000

Net loss for the period	–	–	(99,900)	(99,900)

Balance – August 31, 2011	5,000,000	50,000	(99,900)	(49,900)

The Accompanying Notes are an Integral Part of These Financial Statements
F-5

IBA Green, Inc.

(A Development Stage Company)

Notes to the Financial Statements

For the Period Ended August 31, 2011

(Expressed in U.S. Dollars)

1.	Nature of Operations and Going Concern

IBA Green, Inc. (the “Company”) was incorporated in the State of Delaware on July 21, 2011. The Company is a Development Stage Company, as defined by Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 915, Development Stage Enterprises. The Company’s past and planned future principal business is providing the safe disposal of waste products by creating commercially viable green products.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its management, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at August 31, 2011, the Company has not generated revenue, has a working capital deficiency of $49,900 and has accumulated losses of $99,900 since inception. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Summary of Significant Accounting Policies
a)	Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in U.S. dollars. The Company’s fiscal year-end is August 31.

b)	Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to the fair value and recovery of assets. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

d)	Comprehensive Income

ASC 220, Comprehensive Income establishes standards for the reporting and display of other comprehensive income and its components in the financial statements. During the period ended August 31, 2011 the Company had no items that represent other comprehensive income.

e)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. As at August 31, 2011, the Company had no potentially dilutive shares outstanding.

2. Summary of Significant Accounting Policies (continued)

f)	Financial Instruments and Fair Value Measurements

ASC 825, Financial Instruments requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 825 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 825 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, accrued liabilities and due to related parties.

Pursuant to ASC 825, the fair value of cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of accrued liabilities and amounts due to related parties approximate their current fair values because of their nature and respective relatively short maturity dates or durations.

Assets measured at fair value on a recurring basis were presented on the Company’s balance sheet as of August 31, 2011 as follows:

	Fair Value Measurements Using
	Quoted Prices in Active Markets For Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance August 31,
	(Level 1) $	(Level 2) $	(Level 3) $	2011 $
Assets:
Cash	40	–	–	40
g)	Income Taxes

The Company has elected to be taxed under subchapter “S” of the provisions of section 102(b) of the Internal Revenue Code of 1986. Using this election makes the company a pass through entity and requires the members to record on their personal income tax returns, the net taxable income or loss for the year being reported on. The liability to the Company is only for state minimum taxes.

h)	Patents

Patents are stated at cost and have a definite life. Once the Company receives patent approval, amortization is calculated using the straight-line method over the remaining life of the patents.

2. Summary of Significant Accounting Policies (continued)

i)	Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3.	Related Party Transactions
a)	During the period ended August 31, 2011, the Company incurred management fees of $58,500 provided by an officer of the Company.
b)	As at August 31, 2011, the Company is indebted to an officer of the Company and a company under common control for $24,940, which consists of management fees and expenses incurred on behalf of the Company. The amounts are unsecured, non-interest bearing and due on demand.

4.	Common Stock

On July 21, 2011, the Company issued 5,000,000 shares of common stock to the President of the Company at $0.01 per share for $50,000.

5.	Subsequent Event

On October 28, 2011, the Company completed a Share Purchase Agreement with Pioneer Exploration Inc. (“Pioneer”) in which Pioneer acquired all of the issued and outstanding shares of common stock of the Company in exchange for the issuance of an aggregate of 38,500,000 shares of common stock of Pioneer.

Management has evaluated subsequent events up to January 17, 2012, the date the financial statements were available to be issued.

6.	Restatement of Form 8-K

On November 28, 2011 management determined that the Company had incorrectly reported its assets, liabilities, deficit and net loss in Form 8-K filed on November 1, 2011. As a result, the Company has restated its assets as being $40 as of August 31, 2011, a decrease of $1,926,000, its liabilities as being $49,940 as of August 31, 2011, a decrease of $392,060, its deficit as being $49,900 as of August 31, 2011, a decrease of $1,533,940, and its net loss as being $99,900 for the period from July 21, 2011 to August 31, 2011, an increase of $99,900.

The Company’s balance sheet as at August 31, 2011 has been restated as follows:

Balance Sheet	August 31, 2011 As Previously Reported	Effect of Restatement	Note	August 31, 2011 As Restated

Assets
Cash	$40	$–		$40
Equipment	878,000	(878,000)	(a)	–
Patent	641,000	(641,000)	(b)	–
Pre-Opening Deferred Costs	407,000	(407,000)	(d)	–
Total Assets	$1,926,040	$(1,926,000)		$40

Liabilities
Accrued Liabilities	$–	$25,000	(d)	$25,000
Due to Related Parties	–	24,940	(d)	24,940
Note Payable	442,000	(442,000)	(c)	–
Total Liabilities	442,000	(392,060)		49,940

Shareholders’ Deficit
Common Stock	50,000	–		50,000
Additional Paid In Capital	1,434,040	(1,434,040)	(c)(d)	–
Deficit	–	(99,900)	(d)	(99,900)
Total Shareholders’ Equity (Deficit)	1,484,040	(1,533,940)		(49,900)

Total Liabilities and Shareholders’ Deficit	$1,926,040	$(1,926,000)		$40

6.	Restatement of Form 8-K (continued)

The Company’s statement of operations from July 21, 2011 to August 31, 2011 has been restated as follows:

Statement of Operations	Period Ended August 31, 2011 As Previously Reported	Effect of Restatement	Note	Period Ended August 31, 2011 As Restated

Revenue	$–	$–		$–

Expenses
Accounting Fees	–	25,000	(d)	25,000
General and Office Expense	–	2,308	(d)	2,308
Legal Fees	–	746	(d)	746
Management Fees	–	58,500	(d)	58,500
Travel	–	13,346	(d)	13,346
Total Expenses	–	99,900		99,900

Net Loss and Comprehensive Loss	–	(99,900)		(99,900)

Net Loss Per Share – Basic and Diluted	$–	$(0.02)		$(0.02)

An explanation of the changes on a line-by-line basis is as follows:

(a) The Company did not have title to the $878,000 of equipment as there was no agreement to transfer it from the shareholder to the Company. As such, it should not have been included as an asset on the Company’s balance sheet as at August 31, 2011.

(b) The initial carrying value of the patent of $641,000 was an unsupported estimate of fair value. As the purchase agreement between the Company and the shareholder was for nominal consideration and the patent did not have a clearly identifiable cost base, the transaction was determined to be $nil. In addition, the Company did not acquire a patent but only the right to use the patent. The patent is still owned by the shareholder.

(c) The notes payable were for the acquisition of the equipment and were secured by the equipment which the Company did not have title to. The notes payable were also not in the Company’s name nor were they formally assigned to the Company. As the shareholder did not transfer the above assets and notes payable to the Company, Additional Paid In Capital on the Company’s balance sheet as at August 31, 2011 was determined to be $nil.

(d) The Company’s original pre-opening/deferred costs of $407,000 included costs prior to the Company’s incorporation on July 21, 2011. Only the costs from July 21, 2011 onwards were included in the revised financials and they were expensed as they did not meet the definition of an asset. The costs incurred prior to July 21, 2011 related to business development activities were paid for by the Company’s sole shareholder but there was no formal agreement to invoice the Company for these pre-incorporation activities. The corresponding credits originally recorded as Additional Paid In Capital have been reclassified to Accrued Liabilities and Due to Related Parties on the Company’s balance sheet as at August 31, 2011.

F-6

Item 4.01 Changes in Registrant’s Certifying Accountant.

On November 28, 2011, Parmelle Poirier & Associates, LLP (“Parmelle”) resigned as the independent registered public accounting firm for IBA Green Inc.

The reports of Parmelle on the financial statements of IBA Green for the period ended August 31, 2011,(i) did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, (ii) there were no disagreements with Parmelle on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to Parmelle’s satisfaction, would have caused Parmelle to make reference to the subject matter of such disagreements in connection with its reports on IBA Green’s financial statements for such years, and (iii) there were no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K.

IBA Green has provided Parmelle with a copy of this Form 8-K/A prior to its filing with the Securities and Exchange Commission (“SEC”) and requested Parmelle to furnish IBA Green with a letter addressed to the SEC stating whether or not Parmelle agrees with the above statements. A copy of Parmelle’s letter dated June 13, 2012 is attached hereto as Exhibit 16.1 to this Form 8-K/A.

For more information see Item 14 - Changes in and Disagreements with Accountants above.

Item 4.02.(a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On November 28, 2011, Angelo Scola concluded that the audited financial statements of IBA Green, Inc. for the period ended August 31, 2011 should no longer be relied upon due to the fact that the Company had incorrectly reported its assets, liabilities, deficit and net loss. Therefore the financial statements for the period ended August 31, 2011 that were filed with the 8K on November 1, 2011 should not be relied upon. As a result, the Company has restated its assets as being $40 as of August 31, 2011, a decrease of $1,926,000, its liabilities as being $49,940 as of August 31, 2011, a decrease of $392,060, its deficit as being $49,900 as of August 31, 2011, a decrease of $1,533,940, and its net loss as being $99,900 for the period from July 21, 2011 to August 31, 2011, an increase of $99,900.

An explanation of the accounting errors noted is as follows:

(a) The Company did not have title to the $878,000 of equipment as there was no agreement to transfer it from the shareholder to the Company.  As such, it should not have been included as an asset on the Company’s balance sheet as at August 31, 2011.

(b) The initial carrying value of the patent of $641,000 was an unsupported estimate of fair value.  As the purchase agreement between the Company and the shareholder was for nominal consideration and the patent did not have a clearly identifiable cost base, the transaction was determined to be $nil.  In addition, the Company did not acquire a patent but only the right to use the patent.  The patent is still owned by the shareholder.

(c) The notes payable were for the acquisition of the equipment and were secured by the equipment which the Company did not have title to.  The notes payable were also not in the Company’s name nor were they formally assigned to the Company.  As the shareholder did not transfer the above assets and notes payable to the Company, Additional Paid In Capital on the Company’s balance sheet as at August 31, 2011 was determined to be $nil.

(d) The Company’s original pre-opening/deferred costs of $407,000 included costs prior to the Company’s incorporation on July 21, 2011.  Only the costs from July 21, 2011 onwards were included in the revised financials and they were expensed as they did not meet the definition of an asset.  The costs incurred prior to July 21, 2011 related to business development activities were paid for by the Company’s sole shareholder but there was no formal agreement to invoice the Company for these pre-incorporation activities.  The corresponding credits originally recorded as Additional Paid In Capital have been reclassified to Accrued Liabilities and Due to Related Parties on the Company’s balance sheet as at August 31, 2011.

Mr. Scola has discussed this matter with IBA Green’s independent accountant Manning Elliott, LLP.

Item 5.01. Changes in Control of Registrant.

On October 28, 2011, there was a change in control in the voting shares of Pioneer. The basis of the change in control was a change in the controlling shareholder as a result of the acquisition of IBA Green, Inc.

Angelo Scola became the controlling shareholder by selling all of his shares in the capital of IBA Green, Inc. to Pioneer in consideration for 38.5 million restricted shares of common stock in the capital of Pioneer, which represents 77.4% of the issued and outstanding shares of common stock in the capital of Pioneer, for the price of $0.10 per share.

Prior to the change of control, the following shareholders beneficially owned 5% or more of the issued and outstanding shares of common stock of Pioneer: Thomas Brady owned 22.2% of the issued and outstanding shares of common stock. After the change of control, Mr. Brady still owns 2.5 million shares of common stock in the capital of the Pioneer, which now represents 5.0% of the issued and outstanding shares of common stock.

Item 5.06. Change in Shell Company Status.

As a result of the transaction described under Item 1.01 above, Pioneer is no longer a shell company. See Item 1.01 for information relating to the Share Purchase Agreement and Item 2.01 for a description of Pioneer’s business following completion of the transaction described under Item 1.01.

Item 7.01. Regulation FD Disclosure.

Limitation on Incorporation by Reference: In accordance with general instruction B.2 of Form 8-K, the information in this report, including all the exhibits listed in Item 9.01 below , is furnished under Item 9 and pursuant to Regulation FD, and will not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as will be expressly set forth by specific reference in such filing. This report will not be deemed a determination or an admission as to the materiality of any information in the report that is required to be disclosed solely by Regulation FD.

The information contained in the exhibits listed in Item 9.01 below is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired

● Financial statements of IBA Green, Inc. as of August 31, 2011 (audited) – See Page F-1 above.

(b) Pro Forma Financial Information

See Exhibit 99.2.

● Pioneer Exploration Inc. pro forma consolidated balance sheet as at August 31, 2011

● Pioneer Exploration Inc. pro forma consolidated statement of operations for the Year Ended
August 31, 2011

(c) See (a) and (b) of this Item 9.01.

(d) Exhibits

Exhibit 16.1

June 13, 2012

Securities and Exchange commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madams:

We have read Item 4.01 of Pioneer Exploration Inc. Form 8-K dated June 13, 2012, and have the following comments:

1.	We agree with the statements made in Item 4.01.
2.	We have no basis on which to agree or disagree with the statements made in Item 4.02(a).

Sincerely,

/S/ John A. Parmelee, CPA

Partner

469 Centerville Road, Suite 203 | Warwick, RI 02886 | Phone: 401-738-0010 | Fax: 401-738-1105

www.parmeleepoirier.com

Exhibit 99.2

Pioneer Exploration Inc.

Pro Forma Consolidated Financial Statements

(Expressed in US dollars)

(Unaudited)

Pro Forma Consolidated Balance Sheet as at August 31, 2011	PF–1

Pro Forma Consolidated Statement of Operations for the Year Ended August 31, 2011	PF–2

Notes to the Pro Forma Consolidated Financial Statements	PF–3

Pioneer Exploration Inc.

Pro Forma Consolidated Balance Sheet

As at August 31, 2011

(Expressed in U.S. dollars)

(Unaudited)

			Pro Forma Adjustments		Pro Forma
	Pioneer	IBA Green	Note 3		Consolidated

ASSETS

Current Assets
Cash	$3,194	$40		$–	$3,234
Total Assets	$3,194	$40		$–	$3,234

LIABILITIES

Current Liabilities
Accounts payable	$19,298	$–		$–	$19,298
Accrued liabilities	32,300	25,000		–	57,300
Due to related parties	91,610	24,940		–	116,550
Convertible notes payable	171,000	–		–	171,000
Total Liabilities	314,208	49,940		–	364,148

SHAREHOLDERS’ EQUITY

Preferred Stock	–	–		–	–

Common Stock	11,265	50,000	(a)	38,500	49,765
			(a)	(50,000)

Additional Paid-in Capital	152,670	–	(a)	(152,670)	–

Donated Capital	44,250	–	(a)	(44,250)	–

Accumulated Deficit	(519,199)	(99,900)	(a)	519,199	(410,679)
			(a)	(310,779)
Total Stockholders’ Deficit	(311,014)	(49,900)		–	(360,914)
Total Liabilities and Stockholders’ Deficit	$3,194	$40		$–	$3,234

The accompanying notes are an integral part of the unaudited pro forma consolidated financial statements. PF-1

Pioneer Exploration Inc.

Pro Forma Consolidated Statement of Operations

For the Year Ended August 31, 2011

(Expressed in U.S. dollars)

(Unaudited)

	Pioneer Year Ended August 31,	IBA Green Period from July 21, 2011 (Date of Incorporation) to August 31,	Pro Forma Adjustments		Pro Forma
	2011	2011	Note 3		Consolidated

Revenue	$–	$–		$–	$–

Expenses

Accretion of beneficial conversion feature	11,200	–	(a)	(11,200)	–
Donated services	3,000	–	(a)	(3,000)	–
Foreign exchange loss	8,097	–	(a)	(8,097)	–
General and administrative	11,041	15,654	(a)	(11,041)	15,654
Management fees	–	58,500		–	58,500
Professional fees	38,230	25,746	(a)	(38,230)	25,746
Total Expenses	71,568	99,900		(71,568)	99,900

Net Loss	$(71,568)	$(99,900)		$71,568	$(99,900)

Pro forma basic and diluted loss per share (Note 4)					$–

Pro forma weighted average shares outstanding					49,764,500

The accompanying notes are an integral part of the unaudited pro forma consolidated financial statements.
PF-2

Pioneer Exploration Inc.

Notes to Pro Forma Consolidated Financial Statements

(Expressed in U.S. dollars)

(Unaudited)

1.	Basis of Presentation

Pursuant to a Share Purchase Agreement dated October 28, 2011, Pioneer Exploration Inc. (“Pioneer”) acquired all of the issued and outstanding common shares of IBA Green Inc. (“IBA Green”) in exchange for the issuance by Pioneer to the shareholders of IBA Green an aggregate of 38,500,000 shares of common stock. See Note 2.

These unaudited pro forma financial statements (“pro forma financial statements”) have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in US dollars. These pro forma financial statements do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual and interim financial statements of Pioneer and IBA Green.

These pro forma financial statements have been compiled from and include:

(a) an unaudited pro forma balance sheet combining the audited balance sheet of Pioneer as at August 31, 2011, with the audited balance sheet of IBA Green as at August 31, 2011, giving effect to the transaction as if it occurred on September 1, 2010.

(b) an unaudited pro forma statement of operations combining the audited annual statement of operations of Pioneer for the year ended August 31, 2011, with the audited statement of operations of IBA Green for the period from incorporation on July 21, 2011, to August 31, 2011, giving effect to the transaction as if it occurred on September 1, 2010.

The unaudited pro forma financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Pioneer for the year ended August 31, 2011. Based on the review of the accounting policies of IBA Green, it is Pioneer management’s opinion that there are no material accounting differences between the accounting policies of Pioneer and IBA Green. The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of Pioneer.

It is management’s opinion that these pro forma financial statements include all adjustments necessary for the fair presentation, in all material respects, of the proposed transaction described above in accordance with United States generally accepted accounting principles applied on a basis consistent with Pioneer’s accounting policies. No adjustments have been made to reflect potential cost savings that may occur subsequent to completion of the transaction. The pro forma statement of operations does not reflect non-recurring charges or credits directly attributable to the transaction, of which none are currently anticipated.

The unaudited pro forma financial statements are not intended to reflect the results of operations or the financial position of Pioneer which would have actually resulted had the proposed transaction been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

2.	Acquisition

Pursuant to a Share Purchase Agreement dated October 28, 2011, Pioneer agreed to acquire all of the issued and outstanding shares of IBA Green in exchange for the issuance of 38,500,000 shares of Pioneer’s common stock. The share exchange was treated as a reverse acquisition with IBA Green deemed the accounting acquirer and Pioneer deemed the accounting acquiree under the purchase method of accounting, with the former shareholders of IBA Green controlling approximately 77% of the issued and outstanding common shares of Pioneer after the closing of the transaction. The reverse merger is deemed a recapitalization and the consolidated financial statements represent the continuation of the financial statements of IBA Green (the accounting acquirer/legal subsidiary) except for its capital structure, and the consolidated financial statements reflect the assets and liabilities of IBA Green recognized and measured at their carrying value before the combination and the assets and liabilities of Pioneer (the accounting acquiree/legal parent). The equity structure reflects the equity structure of Pioneer, the legal parent, and the equity structure of IBA Green, the accounting acquirer, as restated using the exchange ratios established in the share exchange agreement to reflect the number of shares of the legal parent.

The preliminary allocation of the purchase price is summarized in the table below and is subject to change.

Net book value of Pioneer net assets to be acquired

Cash	$3,194
Accounts payable	(19,298)
Accrued liabilities	(32,300)
Due to related parties	(91,610)
Convertible notes payable	(171,000)

$(311,014)

3.	Pro Forma Assumptions and Adjustments

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions and adjustments:

(a)	In connection with the closing of the Share Purchase Agreement, Pioneer agreed to acquire all of the issued and outstanding common shares of IBA Green from the shareholders of IBA Green in exchange for the issuance by Pioneer to the shareholders of IBA Green of an aggregate of 38,500,000 shares of the common stock, on a pro rata basis. The acquisition has been accounted for using the purchase method with IBA Green identified as the acquirer and the business acquired recorded at book value. The purchase price for the amalgamation has been allocated to the acquired assets and liabilities of Pioneer on a pro forma basis as described in Note 2. IBA Green’s common stock and Pioneer’s accumulated deficit as at August 31, 2011, are eliminated upon consolidation.

4.	Pro Forma Loss Per Share:

Pro forma basic and diluted loss per share for the year ended August 31, 2011 has been calculated based on the weighted average number of common shares issued during the respective periods plus all common share issuances relating to the share exchange agreement. The common shares have been treated as issued on September 1, 2010.

Year Ended August 31, 2011

Basic pro forma loss per share computation

Numerator:
Pro forma net loss available to shareholders	$ –

Denominator:
Weighted average Pioneer shares outstanding	11,264,500
Shares issued pursuant to exchange agreement	38,500,000
Pro forma weighted average shares outstanding	49,764,500

Basic and diluted pro forma loss per share	$ –

The accompanying notes are an integral part of the unaudited pro forma consolidated financial statements.

PF-3

Exhibit	Description	Status
3.1	Articles of Incorporation, filed as an exhibit to Pioneer’s registration statement on Form SB-2 filed on July 13, 2006, and incorporated herein by reference.	Filed
3.2	By-Laws, filed as an exhibit to Pioneer’s registration statement on Form SB-2 filed on July 13, 2006, and incorporated herein by reference.	Filed
3.3	Certificate of Incorporation of IBA Green, Inc., filed as an exhibit to Pioneer’s Form 8-K/A #2 (Current Report) filed on January 19, 2012, and incorporated herein by reference.	Filed
3.4	Bylaws of IBA Green, Inc., filed as an exhibit to Pioneer’s Form 8-K/A #2 (Current Report) filed on January 19, 2012, and incorporated herein by reference.	Filed
10.12	Letter Agreement dated October 7, 2011 between Pioneer and Angelo Scola, filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on October 12, 2011, and incorporated herein by reference.	Filed
10.13	Share Purchase Agreement dated October 28, 2011 between Pioneer and Angelo Scola, filed as an exhibit to Pioneer’s Form 8-K/A #2 (Current Report) filed on January 19, 2012, and incorporated herein by reference.	Filed
14	Code of Ethics filed as an exhibit to Pioneer’s Form 10-Q (Quarterly Report) filed on April 16, 2008, and incorporated herein by reference.	Filed
16.1	Confirmation letter dated June 13, 2012 from Parmelle	Included
99.1	Disclosure Committee Charter filed as an exhibit to Pioneer’s Form 10-Q (Quarterly Report) filed on April 20, 2009, and incorporated herein by reference.	Filed
99.2	Pro Forma Financial Information, filed as an exhibit to Pioneer’s Form 8-K/A#2 (Current Report) filed on January 19, 2012, and incorporated herein by reference.	Included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Pioneer Exploration Inc. has caused this report to be signed on its behalf by the undersigned duly authorized person.

Pioneer Exploration Inc.

Dated: June 13, 2012

Per: /s/ Angelo Scola

Angelo Scola – CEO & President